New Century Capital Partners, Inc.
Statement of Financial Condition
December 31, 2021

Assets

Cash	$ 86,220
Property and Equipment (net of accumulated depreciation, $82,416)	5,052
Security Deposit	2,600
Total Assets	$ 93,872

Liabilities and Shareholder's Equity

Liabilities

Accounts Payable	$ 289
Credit Card Payable	4,655
Deferred Revenue	15,000
Payroll Protection Program Loan	20,833
Total Liabilities	40,777
Shareholder's Equity	
Common stock, authorized 1,000 shares, $50 par value, issued and outstanding 100 shares	5,000
Paid in capital	1,394,817
Retained deficit	(1,346,722)
Total Shareholder's Equity	53,095
Total Liabilities and Shareholder's Equity	$ 93,872